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                              November 3, 2023

       Matthew R. A. Heiman
       Chief Legal & Administrative Officer
       Waystar Holding Corp.
       1550 Digital Drive, #300
       Lehi, UT 84043

                                                        Re: Waystar Holding
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 26,
2023
                                                            File No. 333-275004

       Dear Matthew R. A. Heiman:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed October 26, 2023

       Managements discussion and analysis of financial condition and results of operations
       Results of operations for the years ended December 31, 2022 and 2021, page 65

   1. We note your current amendment eliminated the following phrase from the cost of revenue discussion when
comparing December 31, 2021 to December 31, 2022: "The
                                                        higher increase in cost
of revenue as compared to the increase in revenues reflects the
                                                        Patientco acquisition
and associated higher patient payment solution cost of revenues."
                                                        Please tell us, and
revise to discuss, if the Patientco acquisition and associated higher patient payment costs
had an effect on margins. Also, tell us if management
                                                        reviews margins as they
relate to the patient payment and provider solutions product offerings.
 Matthew R. A. Heiman
FirstName LastNameMatthew    R. A. Heiman
Waystar Holding Corp.
Comapany 3,
November  NameWaystar
             2023        Holding Corp.
November
Page 2    3, 2023 Page 2
FirstName LastName
Management
Composition of our board of directors after this offering, page 104

2. Please expand your discussion here and/or in your related party disclosures to clarify all material corporate governance rights that are provided to your principal stockholders EQT, CPPIB, and Bain Capital. We note, for example, that one or more of these stockholders will have board observer rights and nomination rights for subsidiary boards or committees under certain circumstances.

       Please contact Inessa Kessman at 202-551-3371 or Joseph Cascarano at 202-551-3376 if
you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      William Brentani, Esq.